U. S. Securities and Exchange Commission
                          Washington, D. C. 20549


                                  FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.



1.   Name and Address of Reporting Person
          Person, J Steven
          407 N. Big Spring Street
          Midland, TX  79701

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Oil & Gas Income Fund VII-A, L.P.

3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Statement for Month/Year
          June 1997

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
          Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President of Marketing.

                                  TABLE I


1.   Title of Security
          Limited partnership interest



                                                Units
 Date     Code    Units   Acquired    Price     Owned   Ownership    Nature
 ----     ----    -----   --------    -----     -----   ---------    ------
06-25-97    P    132.00       A      $146.81   1,002.00     I           *
06-25-97    P     28.00       A      $147.20   1,030.00     I           *
06-28-97    P     20.00       A      $146.81   1,050.00     I           *



* Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President of Marketing.




Date:  July 1, 1997                       /s/ J Steven Person
                                          ----------------------------------
                                          J Steven Person, Vice-President of
                                          Marketing of Southwest Royalties,
                                          Inc. the Managing General Partner